UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-36737

NEURODERM LTD.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 12, 2017, NeuroDerm Ltd. (the “Company”) held an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) to consider and vote on a proposal (the “Merger Proposal”) to approve the acquisition of NeuroDerm by Mitsubishi Tanabe Pharma Corporation, a Japanese corporation (“MTPC”), including, among other things, the adoption of an Agreement and Plan of Merger, dated as of July 24, 2017 (the “Merger Agreement”), by and among the Company, MTPC, and MT Porto Ltd., an Israeli company and a wholly-owned subsidiary of MTPC (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and becoming a wholly-owned subsidiary of MTPC. At the Extraordinary Meeting, shareholders of the Company approved the Merger Proposal by the requisite majority under Israeli law. The Company has obtained all of the antitrust approvals and clearances required for the merger. Subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, the Company expects the Merger to be completed in mid-October 2017 following the expiration of a mandatory 30-day waiting period following the shareholder approval in accordance with Israeli law.

The Merger Proposal was described in the proxy statement, dated August 17, 2017, distributed by the Company to its shareholders, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (“Form 6-K”), furnished to the Securities and Exchange Commission on August 17, 2017.

A copy of the press release announcing the voting results at the Extraordinary Meeting is attached to this Form 6-K as Exhibit 99.1.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-217115, 333-210497, 333-205485 and 333-200331, filed with the Securities and Exchange Commission on April 3, 2017, March 31, 2016, July 2, 2015 and November 18, 2014, respectively.

Cautionary Note Regarding Forward-Looking Statements

Information included in this Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this Form 6-K are based on management’s current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 29, 2017 and the information provided in our Reports of Foreign Private Issuer on Form 6-K furnished to the SEC. Any forward-looking statement made by us in this Form 6-K speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.
Date: September 12, 2017	By:	/s/ Roy Golan
Name: Roy Golan Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release of the Company, dated September 12, 2017, titled “NeuroDerm Shareholders Approve Proposed Acquisition by Mitsubishi Tanabe Pharma Corporation.”

4